

Mail Stop 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 13, 2007

<u>Via U.S. Mail and Facsimile</u>

Mr. Ralph A. Hill, Chief Executive Officer
Apco Argentina, Inc.
One Williams Center, Mail Drop 26-4
Tulsa, Oklahoma

>   **Re:**   **Schedule 14A**
>   **Filed May 22, 2007**
>   **File No. 0-08933**

Dear Mr. Hill:

　　　We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Schedule 14A filed May 22, 2007</u>

<u>Proposal 3 -- Approve an increase in the company's authorized share capital and amend
the company's memorandum of association to reflect such increase</u>

1. We note that you intend to increase your authorized capital by a factor of four. Please disclose the number of shares currently outstanding as well as available for issuance under your current authorized share capital and the number of shares to be available for issuance under the proposed authorized capital for which you are seeking approval.

2. We note your statement that one of the anticipated effects of the share split would be to reduce the trading price, making the company's shares more affordable to investors and increasing the trading volume. Please disclose whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock for any purpose, including future acquisitions and/or financings. If so, please disclose by including materially complete descriptions of the future acquisitions and/or financing transactions. If not, please state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the additional authorized shares of common stock. In addition, please disclose the current trading volume of the company's shares.

3. Please refer to Release No. 34-15230 and discuss the possible anti-takeover effects of the increase in authorized shares. Please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent stockholders.

4. Please disclose the ratio for the share split that the board may consider or provide a range of ratios within which the split may be exercised.

5. State whether you will seek shareholder approval to make the share split distributions. See Item 11(c) of Schedule 14A.

<u>Proposal 4 – Approve an amendment to the Company's Article of Association allowing
dividends or distributions to be paid out the profits of the company, the company's share
premium account, or as otherwise permitted by law</u>

6. We note that you are seeking approval to make distributions out of the share premium account, which is similar to the paid-in-capital account under the U.S. GAAP. The purported intent is to allocate sufficient funds to the ordinary capital

when share dividends are distributed. Please revise your disclosure to confirm, if true, that distributions from paid-in-capital will be limited to the extent necessary to satisfy ordinary capital requirements.

7. Please quantify the amount currently in your share premium or paid-in-capital account that would be available for distribution if this proposal were approved. Please also disclose the historical dividends declared and paid by the company. If you have a dividend distribution policy, please disclose the material terms of this policy.

8. It appears that the approval of the proposed action will permit distributions even if the company has generated no profits and has accumulated deficits. If true, please disclose this in the proxy statement, and tell us whether this is permitted under your corporate laws. Further, explain the federal income tax implication of distributing amounts from paid-in-capital. We may have further comments.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Carmen Moncada-Terry at (202) 551-3687 or me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: A. N. Parker
        C. Moncada-Terry